Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tequila Cabal, Inc.
5840 S Los Angeles St
Los Angeles, CA 90003
https://www.tequilacabal.com/

Up to $1,234,998.58 in Common Stock at $1.06
Minimum Target Amount: $19,999.02

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Tequila Cabal, Inc.
Address: 5840 S Los Angeles St, Los Angeles, CA 90003
State of Incorporation: DE
Date Incorporated: August 15, 2018

Terms:

Equity

Offering Minimum: $19,999.02 | 18,867 shares of Common Stock
Offering Maximum: $1,234,998.58 | 1,165,093 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.06
Minimum Investment Amount (per investor): $499.26

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Tequila Cabal will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares and in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares and in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 7% bonus shares and in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 10% bonus shares and in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

* Discount code must be used within 30 days of receipt

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% bonus shares.

Tier 2: Invest $5,000+ and receive 2% bonus shares.

Tier 3: Invest $10,000+ and receive 5% bonus shares and receive first access to exclusive product releases.

Tier 4: Invest $25,000+ and receive 8% bonus shares, gain first access to exclusive product releases, and receive a free product bundle of current products.

Tier 5: Invest $50,000+ and receive 10% bonus shares, gain first access to exclusive product releases, and receive a free product bundle of limited and exclusive products .

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Tequila Cabal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.06 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $106.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Cabal is an agave spirits company, operating two distinct brands (Tequila Cabal and Puro Potro), dedicated to preserving the cultural heritage of the spirit while producing high-quality products. Our business model is built around a state-of-the-art distillery, La Roca, which allows us to produce over 300,000 cases of tequila annually without compromising quality. We focus on vertical integration, utilizing organic, biodynamic agave from our 2,500-acre estate to ensure consistency and authenticity. Our target customers range from casual drinkers to premium spirit enthusiasts, and we distribute through a network that includes retail chains, restaurants, and e-commerce platforms. We're targeting the growing global Tequila market projected to reach $24.2 billion by 2031, using our unique single estate agave sourcing, and a proven distribution network across multiple states. Tequila Cabal, Inc, ("the Company") owns 100% of Tequila Cabal, LLC, was formed in Delaware on October 08, 2025, as the successor entity to Tequila Cabal, LLC.

Competitors and Industry

Industry: The global Tequila market is experiencing rapid growth, with significant demand for premium products. In the U.S., Tequila sales reached approximately $6 billion in 2022, with a compound annual growth rate (CAGR) of 8% since 2004. The Mezcal market is also expanding, expected to grow from $338 million to over $2.1 billion by 2030. As consumers lean towards high-quality spirits, we believe Cabal is well-positioned to capture a share of this burgeoning market.

Competitors: Major competitors in the Tequila space include well-established brands like Patron, Casamigos, Don Julio, and Avion. These brands often focus on mass production, which can lead to quality inconsistencies. Cabal differentiates itself through its commitment to cultural authenticity, premium ingredients, and a fully integrated supply chain that allows for quality control and unique product offerings.

Current Stage and Roadmap

Current Stage: Cabal is currently operational with products in the market, including our flagship offerings, Tequila Cabal and Puro Potro lineups. Our distillery has been designed to support high production volumes while maintaining quality, and we are seeing positive market acceptance and sales growth across various distribution channels.

Future Roadmap: In the short term, we aim to expand our product offerings, including single barrel programs and a premium Mezcal line. We also plan to increase our market presence in key regions through strategic partnerships and enhanced retail placements. Medium-term goals include scaling production capacity and further establishing our brand as a leader in the premium Tequila segment, with a focus on quality and cultural heritage.

The Team

Officers and Directors

Name: Benjamin Samuel Gordon

Benjamin Samuel Gordon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO, Co-Founder and Director
  Dates of Service: August, 2020 - Present
  Responsibilities: I serve as a managing member of the company and our CFO. I am responsible for managing the

financial side of the business, in addition to managing relationships with key distributors and vendors.

Other business experience in the past three years:

- Employer: MUFG Bank
  Title: Director, Investment Banking
  Dates of Service: June, 2021 - Present
  Responsibilities: Originate, structure, and advise on project finance capital market transactions.

Other business experience in the past three years:

- Employer: Bespoke Investments, LLC (self-employed)
  Title: Managing Member
  Dates of Service: August, 2020 - Present
  Responsibilities: Manage investment in Tequila Cabal and provide advisory services.

Name: Dustin Schweitzer

Dustin Schweitzer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Managing Partner, Head of Sales, Co-Founder and Director
  Dates of Service: August, 2020 - Present
  Responsibilities: Supportive role

Other business experience in the past three years:

- Employer: Nerano
  Title: Maitre D' and Assistant Wine Director
  Dates of Service: January, 2025 - Present
  Responsibilities: Assuring guest experience is a 10 and helping with the wine program.

Name: Everardo Gonzalez Jr.

Everardo Gonzalez Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder and Director
  Dates of Service: March, 2012 - Present
  Responsibilities: I manage logistics and international operations in Mexico and USA, head of branding and strategy

Other business experience in the past three years:

- Employer: Evco Par Inc
  Title: Managing Director
  Dates of Service: February, 2012 - Present
  Responsibilities: Oversaw client acquisition, and ran design and manufacturing production.

Other business experience in the past three years:

- Employer: De Santos Leather
  Title: Founder
  Dates of Service: January, 2017 - Present
  Responsibilities: Oversaw client acquisition, and ran design and manufacturing production.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,234,999.64 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Delays or cost overruns in the development of our future products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or

improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's “offer” to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Tequila Cabal, Inc was formed in October 2025 and wholly owns Tequila Cabal LLC, which was formed on August 15, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tequila Cabal LLC. has incurred a net loss since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, and concentrated customers amongst our distributors. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in an industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. In addition, each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our

products and operate efficiently. Further, changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Minority Holder; Securities with Voting Rights and Voting Proxy
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

The Company has secured indebtedness that is senior to the securities sold in this offering.
The Company has incurred secured indebtedness that is senior to the securities offered hereby, and substantially all of its assets are subject to a blanket lien in favor of the lender, Newtek Bank. The Company has an outstanding SBA-backed loan

with Newtek Bank, National Association, with an original principal amount of $350,000 and an outstanding balance of approximately $298,357 as of December 12, 2025, which is secured by a UCC-1 financing statement granting Newtek Bank a first-priority security interest in substantially all of the Company's existing and after-acquired assets. As a result of this lien, investors in this offering will be subordinated to the Company's secured creditors, and in the event of a liquidation, bankruptcy, or enforcement action, the secured lenders would be entitled to be paid in full from the Company's assets before any proceeds are available to investors, who may receive little or no return.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Everardo Gonzalez Jr	4,234,007	Common Stock	36.82%
Everardo Gonzalez Sr	2,882,672	Common Stock	24.54%
Bespoke Investments LLC	2,352,226	Common Stock	20.45%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,165,093 of Common Stock.

Common Stock

The amount of security authorized is 13,300,000 with a total of 10,810,000 outstanding.

Voting Rights

Each share of common stock carries one vote per share on all matters. No cumulative voting is specified. Actions may be approved by majority vote of shares present or by written consent of holders representing the required majority of voting power. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Distribution rights & preferences:

All shares are identical and share equally in any dividends or distributions declared by the Board of Directors, subject to Delaware law.

Liquidation rights & preferences:

Upon liquidation or dissolution, assets remaining after payment of debts are distributed pro rata among all holders of common stock.

Dividend rights:

Dividends may be declared by the Board from available funds and paid in cash, property, or additional shares of stock. The Board may also set aside reserves before paying dividends.

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do to the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see section 6(f) in the Subscription Agreement attached in Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,296,123.56
  Use of proceeds: General corporate needs
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $622, 422 compared to $709,792 in fiscal year 2024.

Tequila sales revenue increased approximately 13% year over year, and was driven by the entry into new markets (Colorado) and expansion in existing markets (e.g., California and Tennessee), and the introduction of new product lines, namely our Tequila Cabal Blanco and Reposado from La Roca and our Puro Potro Blanco.

Cost of Sales

Cost of Sales for fiscal year 2023 was $354,849 compared to $492,712 in fiscal year 2024.

Cost of sales was higher in 2024 compared to 2023 due to larger and more frequent shipments, which resulted in higher importation and duty costs ($104,796 in 2024 versus ~$32,066 in 2023), as well as greater volume of sales, which resulted in higher product costs.

Gross Margins

Gross margins for fiscal year 2023 were $267,573 compared to $217,080 in fiscal year 2024.

Gross profit decreased year over year due to higher importation costs noted above, as well as a shift in product mix. In 2024, we introduced Puro Potro which is a high volume and low margin product, which led to a lower gross margin despite the increase in sales revenue.

Expenses

Expenses for fiscal year 2023 were $386,268 compared to $497,786 in fiscal year 2024.

Total expenses increased year over year, primarily due to increased interest expense associated with the convertible notes and SBA loan, greater spend on business travel to visit key markets, and an increase to guaranteed partner distributions to account for a higher inflationary environment.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are anticipating to grow with our market and product expansion. Past cash was primarily generated through sales, the sale of convertible notes, and the incurrence of a SBA loan. Our goal is to continue to grow our product sales through an increase in markets and product availability. We anticipate to spend on increased headcount which could reduce profitability during the ramp up period. Further, we expect to invest in additional product and related consumables, which would be a use of cash until the product sells.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2025, the Company has capital resources available in the form of a line of credit for $100,000 ($24,000 available) from Jason Krasno, a shareholder loan from Benjamin Gordon in the amount of $100,00, $87,00 cash on hand, and $200,000 in accounts receivable.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the ongoing growth of the company and investment in products. We have created increased demand and in order to maintain our sales trajectory, we will require additional capital to support this growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, over 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12-18 months. This is based on a current monthly burn rate of $30,000 for expenses related to minimum guaranteed distributions to partners, ongoing inventory purchases, and business related travel and marketing expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24-36 months. This is based on a projected monthly burn rate of $50,000 for expenses related to salaries, ongoing inventory purchases, and business related travel and marketing expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional convertible notes from third party investors, which are in early stage discussions.

Indebtedness

- Creditor: Newtek Bank, N.A
  Amount Owed: $350,000.00
  Interest Rate: 3.0%
  Maturity Date: June 09, 2033
  Prime + 3% ~10.75% Usual and customary, including rights during an event of default

- Creditor: WebBank (via Quickbooks)
  Amount Owed: $26,680.61
  Interest Rate: 28.99%
  Maturity Date: April 08, 2026
  Usual and customary, including rights during an event of default

- Creditor: Various related parties
  Amount Owed: $135,000.00
  Interest Rate: 0.0%
  Due and payable when appropriate or converted into equity

Related Party Transactions

- Name of Person: Benjamin Gordon
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Short term bridge loan - $100,000
  Material Terms: Due and payable when appropriate or converted into equity

- Name of Person: Dustin Alpert
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Short term bridge loan - $15,000
  Material Terms: Due and payable when appropriate

- Name of Person: Everado Gonzalez, Jr
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Short term bridge loan - $10,000
  Material Terms: Due and payable when appropriate

Valuation

Pre-Money Valuation: $11,458,600.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.02 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Salaries / New Headcount
  42.5%
  Anticipated salary need for new market manager

- Inventory and Related Consumables
  50.0%
  Purchase of new inventory and prepayments of related product consumables (e.g., glass, tops, labels, etc)

If we raise the over allotment amount of $1,234,998.58, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Inventory and Consumables
  42.5%
  Purchase of new inventory and prepayments of related product consumables (e.g., glass, tops, labels, etc)

- Salaries / New Headcount
  25.0%
  Anticipated salary need for new market manager
- Working Capital
  25.0%
  Excess availability to support ongoing general corporate needs

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tequilacabal.com/ (https://www.tequilacabal.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tequila-cabal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Tequila Cabal, Inc.

[See attached]

Tequila Cabal, LLC
(the “Company”)
a California Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Tequila Cabal, LLC Management

We have reviewed the accompanying financial statements of Tequila Cabal, LLC. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on a Successor Entity:
Tequila Cabal, Inc. was incorporated in the State of Delaware on October 8, 2025. All membership interests in Tequila Cabal LLC were contributed to Tequila Cabal, Inc. in exchange for common stock, resulting in Tequila Cabal, Inc. becoming the sole owner of Tequila Cabal LLC. The newly formed corporation will conduct the crowdfunding raise in 2025.

RNB Capital LLC

Tamarac, FL
November 19, 2025

BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	13,339	59,449
Accounts Receivable		57,426	146,234
Inventories		378,512	377,183
Other Current Assets		477,040	356,087
Total Current Assets		926,318	938,953
Non-Current Assets:			
Security Deposits	$	20,440	12,072
Total Non-Current Assets		20,440	12,072
TOTAL ASSETS	$	946,758	951,025
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	130,608	97,830
Accrued Interest		170,144	112,853
Loans Payable - current portion		57,531	57,531
Loan from Member		40,000	-
Other Current Liabilities		192	192
Total Current Liabilities	$	398,474	268,406
Non-Current Liabilities:			
Convertible Notes	$	1,045,000	820,000
Loans Payable		263,244	284,582
Total Non-Current Liabilities	$	1,308,244	1,104,582
TOTAL LIABILITIES		1,706,718	1,372,988
EQUITY			
Accumulated Deficit	$	(759,960)	(421,963)
TOTAL EQUITY	$	(759,960)	(421,963)
TOTAL LIABILITIES AND EQUITY	$	946,758	951,025

See Accompanying Notes to these Unaudited Financial Statements

TEQUILA CABAL, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	709,792	622,422
Cost of Goods Sold		(492,712)	(354,849)
Gross Profit	$	**217,080**	**267,573**
Operating Expenses			
General and Administrative Expense	$	429,721	287,411
Advertising and Marketing Expense		60,679	94,626
Professional Fees		7,386	4,231
Total Operating Expenses		**497,786**	**386,268**
Total Loss from Operations	$	**(280,706)**	**(118,695)**
Other Income (Expense)			
Interest Expense	$	(57,291)	(45,514)
Impairment Loss		-	(3,158)
Total Other Expense		**(57,291)**	**(48,671)**
Net Loss	**$**	**(337,997)**	**(167,366)**

See Accompanying Notes to these Unaudited Financial Statements

TEQUILA CABAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital			
	Units	**$ Amount**	**Accumulated Deficit**	**Total Members' Equity**
Beginning balance at 1/1/23	-	-	(212,000)	(212,000)
Prior period adjustment			(42,597)	(42,597)
Contribution	-	-	-	-
Distribution	-	-	-	-
Net loss	-	-	(167,366)	(167,366)
Ending balance at 12/31/23	-	-	(421,963)	(421,963)
Contribution	-		-	-
Distribution	-	-	-	-
Net loss	-	-	(337,997)	(337,997)
Ending balance at 12/31/24	-	-	(759,960)	(759,960)

See Accompanying Notes to these Unaudited Financial Statements

TEQUILA CABAL, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(337,997)	(167,366)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustment		-	(42,597)
Accounts Receivable		88,808	(81,472)
Inventories		(1,330)	(108,234)
Other Current Assets		(120,953)	(125,931)
Security Deposits		(8,368)	-
Accounts Payable		32,778	82,436
Accrued Interest		57,291	45,514
Other Current Liabilities		-	192
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		48,226	(230,093)
Net Cash used in Operating Activities	$	(289,771)	(397,459)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Loan from Member	$	40,000	-
Convertible Notes		225,000	80,000
Loans Payable		(21,338)	342,113
Net Cash provided by Financing Activities	$	243,662	422,113
Cash at the beginning of period		59,449	34,795
Net Cash (decrease) increase for period	$	(46,110)	24,654
Cash at end of period	$	13,339	59,449

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	57,291	45,514
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tequila Cabal, LLC, ("the Company") was formed in California on August 15, 2018. On October 8, 2025, Tequila Cabal, Inc. was formed and will continue operations previously conducted by Tequila Cabal LLC. Accordingly, these financial statements pertain to Tequila Cabal LLC prior to the existence of Tequila Cabal, Inc. A separate inception report is prepared for Tequila Cabal, Inc., reflecting its initial financial position and activities as of inception to the period ended October 31, 2025.

The Company is a wholesaler and importer of agave spirits, and sells them to a number of distributors across North America. The Company is headquartered in Los Angeles, California. The Company's primary customers are 3rd party distributors, who focus on the sale of spirit beverages.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $13,339 and $59,449 in cash and cash equivalents as of December 31, 2024, and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date. Management believes the allowance for doubtful accounts is adequate to absorb potential losses.

Description	2024	2023
Trade Accounts Receivable	57,426	146,234
Less: Allowance for Doubtful Accounts	-	-
Totals	**57,426**	**146,234**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Changes in the allowance during the year were as follows:

Description	2024	2023
Balance at Beginning of Year	-	-
Provision Charged to Expense	(797)	(196)
Write-Offs	797	196
Balance at End of Year	-	-
Totals	**-**	**-**

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Inventory

Inventory consisted primarily of finished goods available for sale. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. The Company had an inventory of $378,512 and $377,183 as of December 31, 2024, and December 31, 2023, respectively.

Other Current Assets

As of December 31, 2024, and 2023, the Company had paid deposits totaling $477,040 and $356,087, respectively, to suppliers for goods not yet received. These amounts are recorded as Deposits for Inventory under current assets. Upon receipt and transfer of ownership of the goods, the deposits will be reclassified to Inventory and subsequently expensed as part of Cost of Goods Sold when sold.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. During the year ended December 31, 2023, the Company identified certain molds that became obsolete and no longer usable in production. As a result, an impairment loss of $3,158 was recognized in the statement of operations.

A summary of the Company's property and equipment is shown below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Forklift	3-5	9,500	9,500
Metal Plates for Embossing	3-5	12,193	12,193
Vehicles - Dodge Ram Promaster	3-5	30,791	30,791
Molds	3-5	3,158	3,158
Less : Accumulated Depreciation	-	(52,483)	(52,483)
Less : Written Off	-	(3,158)	(3,158)
Totals		-	-

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling its product (tequila and mezcal) and merchandise. The Company's payments are generally collected at the time of sale, and some customers within 30 days. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, professional fees, equipment rental, third-party commissions, travel, pre-opening costs and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Professional Fees

Professional fees include payments made to external service providers for legal, accounting, audit, consulting, and other advisory services.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the owners had made a short-term liquidity infusion to the Company for a total amount of $40,000. This short-term infusion has no formal agreements, non-interest bearing and payable upon demand.

Also, the Company, on a monthly basis of $1,400, informally rents a building owned by one of the Company's owners, E. Gonzalez, Sr. for the storage of goods.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purpose of funding operations. The interest on the notes was 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2026. The notes are convertible into shares of the Company's common stock at the lower of $10 million or 80% discount during a change of control or qualified financing event

Loans - In June 2023, the Company entered into an SBA loan agreement with Newtek Bank for an original loan amount of $350,000 with an annual variable interest rate of 10.75%. The loan is payable in 10 years up to June 2033. The balance of this loan was $320,775 and $342,113 as of December 31, 2024 and 2023, respectively.

Loan from Member: In 2024, the owners had made a short-term liquidity infusion to the Company for a total amount of $40,000. This short-term infusion has no formal agreements, non-interest bearing and payable upon demand.

Debt Summary

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	1,045,000	6%	2026	-	1,045,000	1,045,000	170,144	-	820,000	820,000	112,853
SBA Loan	350,000	10.75%	2023-2033	57,531	263,244	320,775	-	57,531	284,582	342,113	-
Loan from Member	40,000	-%	-	40,000	-	40,000	-	-	-	-	-
Total				97,531	1,308,244	1,405,775	170,144	57,531	1,104,582	1,162,113	112,853

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024, and 2023 is below:

Contributors	Membership Interests
GJ	45%
BE	25%
GS	30%
Total	100%

Dissolution:
Occurs upon the affirmative vote of the Managing Members or judicial decree. Liquidation proceeds are distributed: First to satisfy liabilities, Second to non-voting members pro rata based on capital contribution, and Third to Managing Members pro rata based on their Capital Account balances.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Nov. 19, 2025, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in Tequila Cabal

The Spirit In Your Glass Should Only Be Matched By The Spirit Of Your Company

Tequila Cabal is a fully integrated, award-winning spirits company offering a complete lineup of premium additive-free tequila and mezcal products.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


1911
TEQUILA
CABAL

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.06 Per Share

MIN INVEST $499.26

VALUATION $11.46M

REASONS TO INVEST

Cultural Integrity Meets Premium Spirits

Tequila has lost some of its soul. Too many brands chase trends, cut corners and disconnect from the deep cultural passion that gave birth to our brand. CABAL was founded to rekindle its ties to the passion, discipline and ambition that raised us. Our story begins in the agave fields—our partner's family has been farming agave since 1911—and carries through every step of the process. From hand-selecting single-estate, bio-dynamic agave to fermenting with our proprietary yeast and blending our barrels based on vintage, we refuse to compromise. Every bottle of CABAL is proof that integrity and heritage can scale and thrive together—we deliver our story, our passion and our carefully placed sacrifice in every slow sip.

Scaling The Right Way

CABAL launched in late 2020 with a bold vision: prove that authenticity and scale can thrive together. In just a few short years, we've done more than build a brand—we've built momentum. With over $3.1 million in lifetime revenue, over 12,000 cases sold, with minimal marketing dollars spent. We have enjoyed year-over-year growth, CABAL is earning both shelf space and loyalty. Our footprint already spans 10+ U.S. and Canadian markets, and thanks to our partner Vista Wine & Spirits, our e-commerce reach extends nationwide. Each release—whether a new expression or a coveted single barrel—fuels demand and deepens connection. This is more than sales; it's an indication that CABAL is becoming the tequila people seek out, share, and stay loyal to. Now we're inviting investors to be part of where this story goes next.

Primed for Growth

CABAL recently took a major step forward—moving production into La Roca (NOM 1646), a state-of-the-art distillery with the infrastructure to produce more than 300,000 cases annually. Backed by over 2,500 acres of single-estate organic agave, we've secured both supply and scalability for the long term. Our portfolio now spans every tier of the market: from our flagship premium CABAL lineup, to Puro Potro—launched in July 2024 as a cocktail-ready blanco designed for the well—and our estate-sourced Salmiana agave mezcal. Together, these brands position us across all major consumer price points while maintaining authenticity and quality at every level. With nearly 30,000 cases of monthly capacity, CABAL is built to grow. This infrastructure and portfolio aren't just about keeping pace—we're positioning CABAL to expand through every consumer segment's market while maintaining authenticity and integrity.

TEAM



Everardo Gonzalez • Founder, CEO and Director

Brand visionary with deep familial and cultural ties to the tequila industry. Focused on building a legacy brand with authenticity and operational control.

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Ben Gordon • Cofounder , CFO and Director

Financial services professional with over 15 years of experience across investment banking and private equity.

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Dustin Schweitzer • Cofounder and Head of Sales

Responsible for building Cabal and Potro's national footprint by managing distributor relations and on and off premise accounts.

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Dustin Alpert • Strategic Advisor and Investor

Serial entrepreneur with deep experience in founding and scaling businesses, and developing investor relationships.

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Corey Barash • Strategic Advisor and Investor

Partner and Business manager at one of Los Angeles Top Business Management Firm. Over 12 years of experience in the financial advisory and business management field focusing on high net worth clients

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Ken Sorenson • Strategic Advisor and Investor

Is a seasoned financial professional with over 30 years of experience as a partner at Sorenson & Associates. Prior to founding the firm, he worked in Los Angeles with a large regional CPA firm, building a strong foundation in accounting and advisory services. Ken currently serves as the Chief Financial Officer for Reluvotion, a groundbreaking startup and the world's only social good platform designed to connect activists and nonprofits, raise awareness, and drive meaningful change.

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The Pitch

CABAL is more than a tequila and mezcal company—we are a brand rooted in ethics, innovation and cultural authenticity, and the belief that tradition and scale can thrive together. With control over our own agave fields, state-of-the-art production facility, and an expanding footprint in retail and hospitality, CABAL is growing without ever compromising its artisanal values. Since launching in 2020, we've generated over $3.1 million in revenue across 10+ U.S. markets—all with limited marketing spend—proving the strength of our story, our product, and the loyalty we inspire.



The Problem & Our Solution

Too many tequila brands chase scale at the expense of quality—relying on third-party distilleries and agave brokers, creating supply bottlenecks and inconsistent products. The market is flooded with celebrity-backed labels that lack any real connection to tequila's heritage.

CABAL is different. Built on a century-old family legacy and a deep respect for tradition, we control every step of production, ensuring that every bottle meets uncompromising standards. From our accessible Puro Potro 'well' tequila to our award-winning Extra Añejo, each expression is rooted in authenticity, not trends. The result is a premium, scalable portfolio designed with purpose. At CABAL, class is never purchased—it's always earned.

The Market & Our Traction

The global tequila market is growing—valued at $11.7B in 2022 and projected to more than double to $24.2B by 2031. In the U.S. alone, tequila surpassed vodka in 2022 to become the most valuable spirits category at $6B, while mezcal projects an even steeper growth curve, expected to jump from $338M to over $2.1B by 2030.

CABAL is already capitalizing on this momentum. With distribution across 11 markets (10 U.S., 1 Canada), retail presence in Total Wine, and placements at marquee venues like Wally's and Los Dos, the brand is proving its appeal. Over 72M media impressions and $2M+ in sales generated with just 11.3% marketing spend show that CABAL is gaining traction efficiently—and positioning itself to scale as the category expands.


SINGLE ESTATE
TEQUILA
CABAL
ORGANIC TERROIR
El Crucero II
SINGLE ESTATE LOT 01
1646
El Vizcarreño
SINGLE ESTATE LOT 02
WWW.TEQUILACABAL.COM
#BECABAL

Why Invest

CABAL sits at the rare intersection of tradition and scale—where a century of heritage meets modern market vision. We control every step of the journey, from hand-tended agave fields to state-of-the-art production and nationwide distribution, ensuring authenticity is never sacrificed for growth. More than a tequila brand, CABAL is a movement: a chance to be part of a story rooted in legacy, loyalty, and craftsmanship. This is your opportunity to join a brand on a mission to stay ahead of the curve—setting trends, earning devotion, and defining the future of tequila—not following it.

ABOUT

HEADQUARTERS
5840 S Los Angeles St
Los Angeles, CA 90003

WEBSITE
View Site

Tequila Cabal is a fully integrated, award-winning spirits company offering a complete lineup of premium additive-free tequila and mezcal products.

TERMS

Tequila Cabal

Overview

PRICE PER SHARE
$1.06

VALUATION
$11.46M

DEADLINE
Mar. 18, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$499.26

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,996.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
18,867

MAX NUMBER OF SHARES OFFERED
1,165,093

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$946,758	$951,025
Cash & Cash Equivalents	$13,339	$59,449
Accounts Receivable	$57,426	$146,234
Short-Term Debt	$398,474	$268,406
Long-Term Debt	$1,308,244	$1,104,582
Revenue & Sales	$709,792	$622,422
Costs of Goods Sold	$492,712	$354,849
Taxes Paid	$0	$0
Net Income	-$337,997	-$167,366

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Tequila Cabal will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares and in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 5% bonus shares and in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 7% bonus shares and in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 10% bonus shares and in addition receive a discount code for 20% off on all online products purchased through www.tequilacabal.com.

* Discount code must be used within 30 days of receipt

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% bonus shares.

Tier 2: Invest $5,000+ and receive 2% bonus shares.

Tier 3: Invest $10,000+ and receive 5% bonus shares and receive first access to exclusive product releases.

Tier 4: Invest $25,000+ and receive 8% bonus shares, gain first access to exclusive product releases, and receive a free product bundle of current products.

Tier 5: Invest $50,000+ and receive 10% bonus shares, gain first access to exclusive product releases, and receive a free product bundle of limited and exclusive products .

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Tequila Cabal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.06 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $106.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 10/14/2025
FILED 02:29 PM 10/14/2025
SR 20254262302 - File Number 10366474

CERTIFICATE OF INCORPORATION
OF
TEQUILA CABAL, INC.

Article I

The name of the corporation is Tequila Cabal, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Thirteen Million Three Hundred Thousand (13,300,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on October 8, 2025.

Jeffrey S. Marks

Jeffrey S. Marks, Incorporator

Exhibit G to Form C

Test The Waters Materials

Tequila Cabal is taking reservations for a possible, upcoming round. Indicate interest today.

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The Spirit In Your Glass Should Only Be Matched By The Spirit Of Your Company

Tequila Cabal is a fully integrated, award-winning spirits company offering a complete lineup of premium additive-free tequila and mezcal products.

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.


TEQUILA
CABAL

$211,312.50 Reserved

OVERVIEW ABOUT REWARDS DISCUSSION INVESTING FAQS

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RESERVED	RESERVATIONS
$211,312.50	8

REASONS TO INVEST

Cultural Integrity Meets Premium Spirits

Tequila has lost some of its soul. Too many brands chase trends, cut corners and disconnect from the deep cultural passion that gave birth to our brand. CABAL was founded to rekindle its ties to the passion, discipline and ambition that raised us. Our story begins in the agave fields—our partner's family has been farming agave since 1911—and carries through every step of the process. From hand-selecting single-estate, bio-dynamic agave to fermenting with our proprietary yeast and blending our barrels based on vintage, we refuse to compromise. Every bottle of CABAL is proof that integrity and heritage can scale and thrive together—we deliver our story, our passion and our carefully placed sacrifice in every slow sip.

Scaling The Right Way

CABAL launched in late 2020 with a bold vision: prove that authenticity and scale can thrive together. In just a few short years, we've done more than build a brand—we've built momentum. With over $3.1 million in lifetime revenue, over 12,000 cases sold, with minimal marketing dollars spent. We have enjoyed year-over-year growth, CABAL is earning both shelf space and loyalty. Our footprint already spans 10+ U.S. and Canadian markets, and thanks to our partner Vista Wine & Spirits, our e-commerce reach extends nationwide. Each release—whether a new expression or a coveted single barrel—fuels demand and deepens connection. This is more than sales; it's an indication that CABAL is becoming the tequila people seek out, share, and stay loyal to. Now we're inviting investors to be part of where this story goes next.

Primed for Growth

CABAL recently took a major step forward—moving production into La Roca (NOM 1646), a state-of-the-art distillery with the infrastructure to produce more than 300,000 cases annually. Backed by over 2,500 acres of single-estate organic agave, we've secured both supply and scalability for the long term. Our portfolio now spans every tier of the market: from our flagship premium CABAL lineup, to Puro Potro—launched in July 2024 as a cocktail-ready blanco designed for the well—and our estate-sourced Salmiana agave mezcal. Together, these brands position us across all major consumer price points while maintaining authenticity and quality at every level. With nearly 30,000 cases of monthly capacity, CABAL is built to grow. This infrastructure and portfolio aren't just about keeping pace—we're positioning CABAL to expand through every consumer segment's market while maintaining authenticity and integrity.

TEAM



Everardo Gonzalez • Founder, CEO and Director
Brand visionary with deep familial and cultural ties to the tequila industry. Focused on building a legacy brand with authenticity and operational control.



Ben Gordon • Cofounder , CFO and Director
Financial services professional with over 15 years of experience across investment banking and private equity.



Dustin Schweitzer • Cofounder and Head of Sales
Responsible for building Cabal and Potro's national footprint by managing distributor relations and on and off premise accounts.

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THE PITCH

Cabal is a premium tequila and mezcal company rooted in cultural authenticity and built for modern market demand. With its own agave supply, production facility, and a growing retail and hospitality presence, Cabal is expanding distribution while maintaining its artisanal values. Tequila Cabal is a vertically integrated spirits company with premium tequila and mezcal products sold across 10+ U.S. markets, generating over $2.8MM in revenue since 2020 with minimal marketing spend.





THE PROBLEM & OUR SOLUTION

Many tequila brands sacrifice quality for scale, relying on third-party distilleries and agave brokers that create supply bottlenecks and quality inconsistency. The industry is saturated with celebrity-backed labels with little connection to tequila's heritage.

Tequila Cabal offers a fully integrated alternative, leveraging our familial ties and deep appreciation for tradition, we believe we will avoid the pitfalls seen by other brands. We prioritize quality, ensuring that every product meets the highest standards, anchoring every expression in tradition, not trend. The result is what we believe to be a highly scalable, premium product line built with purpose - from our Puro Potro "well" offering to our award winning Extra Anejo. At the end of the day, Cabal is Class - Never Purchased, Always Earned.

THE MARKET & TRACTION

The global tequila market reached $11.69B in 2022 and is expected to double to $24.2B by 2031. U.S. sales alone totaled $6B in 2022, with tequila surpassing vodka as the most valuable spirits category. Mezcal is also expanding rapidly, forecasted to grow from $338M to over $2.1B by 2030.

Cabal has already achieved distribution across 11 markets (10 U.S., 1 Canada), secured retail accounts like Total Wine , and landed placements at key venues such as Wally's and Los Dos. With over 72M media impressions and $2M+ in sales driven by 11.3% marketing spend, the brand has demonstrated traction with limited capital.




CABAL

WHY INVEST

Tequila Cabal is positioned at the intersection of tradition and scale. With control over agave sourcing, production, and distribution—and a growing presence in retail and hospitality—Cabal offers a rare spirits brand built for longevity, not hype.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
5840 S Los Angeles St
Los Angeles, CA 90003

WEBSITE
View Site

Tequila Cabal is a fully integrated, award-winning spirits company offering a complete lineup of premium additive-free tequila and mezcal products.

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